UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               E*TRADE Group, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   269246-10-4
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                                 (CUSIP Number)

                             STEPHEN A. GRANT, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                               NEW YORK, NY 10004
                                 (212) 558-4000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 24, 2002
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             (Date of Event which Requires Filing of this Statement)

         If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (continued on following pages)
                                Page 1 of 8 Pages

-----------------------                                 -----------------------
CUSIP NO. 269246-10-4                  13D                  PAGE 2 OF 8 PAGES
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        1          NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   SOFTBANK Corp.
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        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                         (b) [ ]
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        3          SEC USE ONLY

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        4          SOURCE OF FUNDS
                   AF
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        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
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        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Japan
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                                   7        SOLE VOTING POWER

            NUMBER OF              ---------------------------------------------
             SHARES                8        SHARED VOTING POWER
          BENEFICIALLY                      3,380,879
            OWNED BY               ---------------------------------------------
              EACH                 9        SOLE DISPOSITIVE POWER
            REPORTING
           PERSON WITH             ---------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
                                            3,380,879
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        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,380,879
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        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.9%
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        14         TYPE OF REPORTING PERSON
                   HC, CO
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

-----------------------                                 -----------------------
CUSIP NO. 269246-10-4                  13D                  PAGE 3 OF 8 PAGES
-----------------------                                 -----------------------

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        1          NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Masayoshi Son
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        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
        3          SEC USE ONLY

--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Japan
--------------------------------------------------------------------------------
                                   7        SOLE VOTING POWER

            NUMBER OF              ---------------------------------------------
             SHARES                8        SHARED VOTING POWER
          BENEFICIALLY                      3,380,879
            OWNED BY               ---------------------------------------------
              EACH                 9        SOLE DISPOSITIVE POWER
            REPORTING
           PERSON WITH             ---------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
                                            3,380,879
--------------------------------------------------------------------------------
        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,380,879
--------------------------------------------------------------------------------
        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.9%
--------------------------------------------------------------------------------
        14         TYPE OF REPORTING PERSON
                   IN
--------------------------------------------------------------------------------

         SOFTBANK Corp., a Japanese corporation ("SOFTBANK"), and Mr. Masayoshi Son, a Japanese citizen ("Mr. Son" and, together with SOFTBANK, the "Reporting Persons"), hereby amend and supplement the statement on Schedule 13D previously filed by them on May 16, 2002 with respect to the Common Stock, par value $0.01 per share, of E*Trade Group, Inc., a Delaware corporation, beneficially owned by them. Except as amended and supplemented hereby, the statement on Schedule 13D previously filed by the Reporting Persons remains in full force and effect.

Item 1.  Security and Issuer.

         This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of E*TRADE Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4500 Bohannon Drive, Menlo Park, CA 94025.

Item 5.  Interest in Securities of the Issuer.

         (A) The percentage of the Issuer's outstanding Common Stock reported herein as beneficially owned by the Reporting Persons is based upon 355,290,580 shares of Common Stock (the "Outstanding Shares") reported by the Issuer as outstanding as of May 3, 2002 in a Form 10-Q, dated May 15, 2002, filed with the SEC by the Issuer on May 15, 2002.

         SOFTBANK Finance Corporation ("SB Finance") is a wholly-owned subsidiary of SOFTBANK. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 39.91% interest in SOFTBANK. Following the issuance of 31,250 shares of E*TRADE Japan to the Issuer, SB Finance owns an approximately 44.56% interest in E*TRADE Japan. Accordingly, securities owned by E*TRADE Japan may be regarded as being beneficially owned by SB Finance; securities owned by SB Finance may be regarded as being beneficially owned by SOFTBANK; and securities owned by SOFTBANK may be regarded as being beneficially owned by Mr. Son.

         SB America is a wholly-owned subsidiary of SBH, which in turn is a wholly-owned subsidiary of SOFTBANK. Accordingly, securities owned by SB America may be regarded as being beneficially owned by SBH; securities owned by SBH may be regarded as being beneficially owned by SOFTBANK; and securities owned by SOFTBANK may be regarded as being beneficially owned by Mr. Son.

         On July 24, 2002, SB America sold 12,000,000 shares of Common Stock at a price of $3.60 per share in a block trade to Salomon Smith Barney. On July 24, 2002, SB America agreed to sell 3,401,688 shares of Common Stock at a price of $3.60 per share to the Issuer. As of the date of the filing of this statement, the Reporting Persons beneficially own 3,380,879 shares of Common Stock of the Issuer, representing approximately 0.9% of the Outstanding Shares.


                                Page 4 of 8 Pages

         (B). Each Reporting Person shares the power to vote or direct the vote and dispose of or direct the disposition of the Common Stock beneficially owned by such Reporting Persons.

         (C). Except as described above and in any statement or Schedule 13D filed by the Reporting Persons with respect to the Common Stock, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule 1, 2 or 3 hereto, has effected any transactions in the securities of the Issuer during the past 60 days.

         (D). Not Applicable.

         (E). As of January 30, 2002, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.


Item 7.  Material to be filed as Exhibits.

         A. Agreement of Joint Filing, dated as of May 16, 2002, among SOFTBANK and Mr. Son (incorporated by reference to Exhibit A to the Statement on Schedule 13D, dated May 16, 2002, filed by the Reporting Persons with respect to the Issuer).

         B. Power of Attorney by SOFTBANK and Mr. Son (filed with Statement on
Schedule 13G filed on February 17, 1998 by SOFTBANK, Mr. Son and SOFTBANK Ventures, Inc. with respect to the Common Stock of Concentric Network Corporation and incorporated herein by reference).

         C. Stock Purchase Agreement, dated as of July 9, 1998, by and between the Issuer and SBH (incorporated by reference to Exhibit C to the Statement on Schedule 13D, dated August 20, 1998, filed by the Reporting Persons with respect to the Issuer).



                                Page 5 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2002

                                            SOFTBANK CORP.


                                            By: /s/ Stephen A. Grant
                                               ---------------------------------
                                               Attorney-in-fact


                                            MASAYOSHI SON


                                            By: /s/ Stephen A. Grant
                                               ---------------------------------
                                               Attorney-in-fact

                                   SCHEDULE 1

               DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CORP.

         The address of the principal office of SOFTBANK Corp. is 24-1 Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan, which is also the business address for each of the individuals listed below, except Ronald D. Fisher. The business address for Ronald D. Fisher is 1188 Centre Street, Newton Center, Massachusetts 02459. The address of the principal office of SOFTBANK Holdings Inc. and SOFTBANK America Inc., each a holding company for operations and investments of SOFTBANK Corp., SOFTBANK Capital Partners Investment Inc., a holding company, and SOFTBANK Capital Partners LLC, a venture capital fund, is 1188 Centre Street, Newton Center, Massachusetts 02459.

         Each of the individuals listed below is a Japanese citizen, except for Ronald D. Fisher, a citizen of the United States.

NAME                 PRESENT AND PRINCIPAL OCCUPATION
----                 --------------------------------

Masayoshi Son        President, Chief Executive Officer and director of SOFTBANK
                     Corp.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.; Chairman of the Board and director of SOFTBANK America Inc.; Director of SOFTBANK Capital
                     Partners Investment Inc.

Ken Miyauchi         Executive Vice President and director of SOFTBANK Corp.

Norikazu Ishikawa    Executive Vice President of SOFTBANK Corp.

Yoshitaka Kitao      Executive Vice President, Chief Financial Officer and
                     director of SOFTBANK Corp.

Makoto Okazaki       Executive Vice President of SOFTBANK Corp.

Kazuhiko Kasai       Director of SOFTBANK Corp.

Masahiro Inoue       Director of SOFTBANK Corp.

Jun Murai            Director of SOFTBANK Corp.

Toshifumi Suzuki     Director of SOFTBANK Corp.

Tadashi Yanai        Director of SOFTBANK Corp.

Mark Schwartz        Director of SOFTBANK Corp.


                                Page 7 of 8 Pages

Ronald D. Fisher     Director of SOFTBANK Corp.; Vice Chairman and director of
                     SOFTBANK Holdings Inc.; Vice Chairman and director of
                     SOFTBANK America Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.;
                     Managing Member of SOFTBANK Capital Partners LLC.



                                Page 8 of 8 Pages